Act 4/11/2003

SECU  MMISSION

03054457

SEC FILE NO.
8-53532



SEC MAIL PROCESSING
RECEIVED
MAR 2 7 2003
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (mm/dd/yy) AND ENDING 12/31/02 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DENNING & COMPANY LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

ONE CALIFORNIA STREET, SUITE 2800
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL DENNING (415) 399-3939
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **PAUL DENNING**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DENNING & COMPANY LLC**, as of **DECEMBER 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


LISA LEE
Commission # 1269466
Notary Public - California
San Francisco County
My Comm. Expires Jul 1, 2004

Signature

CHIEF EXECUTIVE OFFICER
Title

3/7/03
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Denning & Company LLC

Annual Audit Report

December 31, 2002

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Denning & Company LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Denning & Company LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Denning & Company LLC (the Company) for the year ended December 31, 2002, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 18, 2003

Denning & Company LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash	$ 828,024
Accounts receivable	19,036
Prepaid expenses and other assets	15,378
Furniture and equipment, net of $6,624 accumulated depreciation	33,425
Total assets	$ 895,863

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 27,660
Accrued retirement plan contributions	224,230
Total liabilities	251,890
Total member's equity	643,973
Total liabilities and stockholders' equity	$ 895,863

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Income

For the Year Ended December 31, 2002

Revenues:	
Advisory fees	2,000,000
Expenses:	
Compensation	366,906
Pension cost	224,230
Travel	97,674
Rent	33,000
Professional fees	29,304
Depreciation	5,500
Other operating expenses	98,901
Total expenses	855,515
Income before income taxes	1,144,485
Income tax expense	800
Net income	$ 1,143,685

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2002

Member's equity at December 31, 2001	$	83,027
Capital contributions		145,000
Distributions		(727,739)
Net income		1,143,685
Member's equity at December 31, 2002	$	643,973

See independent auditor's report and accompanying notes.

Denning & Company LLC

Statement of Cash Flows

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,143,685
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	5,500
(Increase) decrease in:	
Accounts receivable	38,460
Prepaid expenses and other assets	(12,878)
Increase (decrease) in:	
Accounts payable and accrued expenses	(32,486)
Accrued retirement plan contributions	224,230
Net cash provided (used) by operating activities	$ 1,366,511
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(9,143)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	145,000
Distributions	(727,739)
Net cash provided (used) by financing activities	(582,739)
Net increase (decrease) in cash	774,629
Cash, December 31, 2001	53,395
Cash, December 31, 2002	$ 828,024
SUPPLEMENTAL DISCLOSURE	
Taxes paid	$ 1,600
Interest paid	$ 0

See independent auditor's report and accompanying notes.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2002

(1) Organization

Denning & Company LLC (the Company) was organized as a limited liability company in the State of California on June 13, 2001 and was accepted as a member of the National Association of Securities Dealers on January 24, 2002. The Company engages in private equity advisory services on a fee basis.

(2) Summary of Significant Accounting Policies

Advisory Fees
Private equity advisory fees are recognized when earned per fee contract or the success of a predetermined event.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its income and expenses to its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800 and a California LLC fee based on gross revenue.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2002

(2) Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 8 to 1, both as defined. At December 31, 2002, the Company's net capital was $576,134 which exceeded the requirement by $544,648.

(4) Risk Concentrations

At December 31, 2002, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $811,211.

Due to the nature of the marketing advisory business, the Company's revenue during the period was generated from one customer.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2002

(5) Defined Benefit Pension Plan

In 2003, the Company established a qualified, noncontributory defined benefit pension plan covering all of its employees. The benefits are based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee becomes fully vested upon completion of six years of qualifying service.

The following table provides further information about the plan and amounts recognized in the accompanying balance sheet:

Fair value of plan assets at December 31, 2002	$ 0
Benefit obligation at December 31, 2002	224,230
Funded status	$ (224,230)
Accrued benefit cost recognized in the statement of financial condition	$ 224,230
Intangible pension asset	0
Benefit cost	224,230
Employer contributions	0
Benefits paid	0
Weighted-average assumptions as of December 31, 2002:	
Discount rate	5%
Expected return on plan assets	5%
Rate of compensation increase	3%

SUPPLEMENTAL INFORMATION

Denning & Company LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Net Capital:			
Total member's equity qualified for net capital		$	643,973
Less: Non-allowable assets			
Accounts receivable	19,036		
Prepaid expenses and other assets	15,378		
Furniture and equipment, net	33,425		
Total non-allowable assets			67,839
Net capital		$	576,134
Net minimum capital requirement of 12.5% of aggregate indebtedness of $251,890 or $5,000, whichever is greater			31,486
Excess net capital		$	544,648

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2002	$	806,878
Decrease in member's equity		(187,968)
Increase in non-allowable assets		(42,776)
Net capital per above computation	$	576,134

Denning & Company LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Denning & Company LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Denning & Company LLC (the Company) for the period ended December 31, 2002, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 18, 2003.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 18, 2003